ALPS FUND SERVICES, INC.

1290 Broadway, Suite 1100

Denver, Colorado 80203

January 15, 2016

VIA EDGAR

James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Liberty All-Star Equity Fund (File No. 811-04809)

Dear Mr. O’Connor:

The following are responses to the comments that I received from you by telephone on December 28, 2015 regarding the preliminary proxy statement (“Proxy Statement”) filed with the Securities and Exchange Commission (“SEC”) by the Liberty All-Star Equity Fund (the “Fund”) on December 18, 2015.  Your comments and the Fund’s responses are set forth below.

1.

Please confirm the factors considered by the Board, as disclosed in the “Board Evaluation and Recommendation” section of the proxy statement, satisfies the requirements under Item 22(c)(11) of Schedule 14A.

The Fund has confirmed that the current disclosure regarding the factors considered by the Board in the “Board Evaluation and Recommendation” section of the proxy statement satisfies the requirements under Item 22(c)(11) of Schedule 14A, and has made certain non-material changes to this disclosure in the definitive proxy statement.

2.

Please provide further explanation of Aristotle’s Value Equity Composite (the “Composite”)  in the “Investment Performance” disclosure in the “Board Evaluation and Recommendation” section of the proxy statement, specifically with respect to how  the Composite is composed and how  its performance is calculated.

The Fund has added the following to the “Investment Performance” disclosure in the “Board Evaluation and Recommendation” section of the proxy statement to further explain the composition of the Composite and the calculation of its performance:

The Board considered the performance of Aristotle’s Value Equity Composite (“Composite”), gross and net of fees, relative to the Russell 1000® Value Index (“Russell Index”), the S&P 500® Index (“S&P 500”), and the Evestment US Large Cap Value institutional peer group (“Peer Group”). The Composite includes all discretionary accounts managed in the Value Equity strategy. The objective of the Value Equity strategy is to optimize long-term returns and is benchmarked to the Russell Index and the S&P 500® with a focus on mitigating market risk. The Value Equity strategy focuses on high-quality U.S. businesses and ADRs which appear to be trading at a discount to fair value and have a minimum market capitalization of approximately $2 billion.  The performance of the Composite is calculated in compliance with the Global Investment Performance Standards (GIPS®).

3.

Please provide further explanation as to how the Board considered the long-term performance of the Composite generally to be “ranked favorably” to an institutional peer group.  (emphasis added)

The Fund has revised the “Investment Performance” disclosure in the “Board Evaluation and Recommendation” section of the proxy statement to further illustrate how the Board considered the long-term performance of the Composite generally to be “ranked favorably” to an institutional peer group as follows:

The Board considered the ranking of the Composite, gross-of-fees, relative to the Peer Group and that the ranking of the Composite relative to the Peer Group as of September 30, 2015 for the one-year, three-year and since-inception periods generally exceeded the calendar year ranking of the Composite relative to the Peer Group for 2014, 2013, 2012, 2011 and 2010. The Board also considered that the Composite outperformed the Russell Index and the Peer Group for the year-to-date, 1-year, 3-year, and since inception periods ended September 30, 2015, and that the Composite outperformed the S&P 500 for the year-to-date, 1-year, and 3-year periods, but underperformed for the since inception period.  Therefore, the Board considered that the long-term performance of the Composite generally ranked favorably to the Peer Group. The Board concluded that the investment performance of Aristotle’s Value Equity strategy has been good.

4.

Please confirm whether or not the following disclosure should be included in the Board considerations  disclosure in the “Board Evaluation and Recommendation” section of the proxy statement as it relates to the new Portfolio Management Agreement pursuant to Item 22(c)(11)(ii) of Schedule 14A:

AAI from time to time reaches understandings with each of the Fund's Portfolio Managers as to the amounts of the Fund’s portfolio transactions initiated by such Portfolio Manager that are to be directed to brokers and dealers which provide or make available research products and services to AAI and the commissions to be charged to the Fund in connection therewith.

The Fund has revised the above referenced disclosure, as follows:

Although AAI currently is not receiving soft dollar research products and services from brokers and dealers in connection with portfolio transactions initiated by the Fund’s Portfolio Managers, the Fund’s Portfolio Managers may be receiving soft dollar research products and services in connection with such portfolio transactions. In each case, AAI will reach an understanding with a Portfolio Manager as to the amount of the Fund’s portfolio transactions to be directed to brokers and dealers that make research products and services available to AAI.

As this was not relevant to the Board’s consideration of the New Agreement, the disclosure is not included in the “Board Evaluation and Recommendation” section of the proxy statement.

5.

Please revise the proxy statement and the proxy card to give a shareholder an opportunity to vote on any other such business, including the postponement or adjournment of the Special Meeting, and to remove from the proxy statement discretionary authority to adjourn the Special Meeting conferred on the Chairman of the Special Meeting or the persons named as proxies, to be consistent with Rule 14a-4(d)(4)  under the  Securities Exchange Act of 1934 (“1934 Act”).

Any adjournment of the Special Meeting called for by the Chairman of the Special Meeting or persons named as proxies is a “matter incident to the conduct of the meeting” in accordance with Rule 14a-4(c)(7) under the 1934 Act.  An adjournment, if necessary, will be called in accordance with the best judgment of the Chairman of the Special Meeting or persons named as proxies. Pursuant to the Fund’s organizational documents and state law, the Chairman of the Special Meeting and the proxies have been authorized to call for an adjournment of a meeting.  Consistent with Rule 14a-4(d)(4) under the 1934 Act, the proxy statement and the proxy card disclose that the Fund may transact such other business, including the adjournment of the Special Meeting, as may properly come before the Special Meeting or any adjournments thereof.

In response to the Staff’s comment, the Fund will add the following disclosure to the “Quorum; Adjournment” section of the proxy statement:

Additional Solicitation. If there are not enough shares represented at the Special Meeting for a quorum or votes to approve the proposal at the Special Meeting, the Chairman of the Special Meeting may adjourn the Special Meeting to permit the further solicitation of proxies.

The Fund notes that pursuant to the Fund’s by-laws, the Chairman of a shareholder meeting has authority to adjourn the Special Meeting. Such authority is separate and distinct from the discretionary authority provided to the persons named as proxies.

The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (2) Staff comments or changes to disclosure in response to Staff comments in the proxy statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its proxy statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please free to contact me at 720.917.0711.

Sincerely,

/s/ Alex J. Marks

Alex J. Marks

Secretary

cc:

Abigail Murray, Vice President and Senior Counsel, ALPS Fund Services, Inc.

Clifford Alexander, K&L Gates LLP